Filed pursuant to 424(b)(3)

Registration Statement No. 333-274378

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus dated September 18, 2023)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Issuance of up to 1,406,853 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated September 18, 2023, as supplemented (the “Prospectus”), relating to the to the resale, from time to time of up to 1,406,853 ordinary shares of the Company, $0.0022 par value per share, by YA II PN, LTD, a Cayman Islands exempt limited partnership.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information contained in two (2) Reports on Form 6-K, both of which were submitted to the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2023 (the “Form 6-Ks”). Accordingly, we have included such information in this Prospectus Supplement below. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Global Market under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On December 4, 2023, the closing price of our Ordinary Shares was $1.08.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 15 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 5, 2023

Minimum MVLS Requirement

As previously disclosed, on June 7, 2023, the Company was notified by the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that it was not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “Minimum MVLS Requirement”) for continued listing on the Nasdaq Global Market, as the market value of the Company’s listed securities was less than $50,000,000 for the previous 33 consecutive business days. The Staff also noted in its letter that the Company was not in compliance with Nasdaq Listing Rule 5450(b)(1)(A), requiring listed companies to maintain stockholders’ equity of at least $10,000,000 (the “Stockholders’ Equity Requirement”) and Nasdaq Listing Rule 5450(b)(3)(A), which requires listed companies to have total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or for two of the three most recently completed fiscal years.

Pursuant to the Nasdaq Listing Rules, the Staff has until December 4, 2023, to regain compliance with the Minimum MVLS Requirement. If the Company does not regain compliance with the Minimum MVLS Requirement by such date, the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules.

Also, as previously disclosed, on October 3, 2023, Security Matters PTY Ltd. (“Security Matters”), a wholly owned subsidiary of the Company, entered into an Investment Agreement (the “Agreement”) with True Gold Consortium Pty Ltd (“True Gold”), of which Security Matters is a shareholder. Pursuant to the Agreement, among other things, Security Matters acquired additional shares of True Gold (the “Shares”) such that Security Matters’ holdings in True Gold was increased to 51.9% of the total issued and outstanding Shares of True Gold, making Security Matters the majority owner of True Gold. As a result, the Company believes that, as of the date of this Report on Form 6-K, it satisfies the Stockholders’ Equity Requirement for continued listing on The Nasdaq Global Market.

Conversion of Indebtedness

Between September 19, 2023 and November 28, 2023, the Company issued an aggregate of 1,178,680 ordinary shares of the Company upon the conversion of an aggregate of approximately $1,406,760 principal amount of outstanding convertible promissory notes. As of December 1, 2023, the Company has 3,946,081 ordinary shares issued and outstanding.